UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   March 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Annual Report and Accounts - 26 March 2007


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: March 26, 2007                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: March 26, 2007                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary



Barclays PLC

Annual Report and Accounts and Notice of Annual General Meeting

In compliance with Listing Rule 9.6.1, Barclays PLC has today submitted to the UK Listing Authority two copies of each of the documents listed below:

1.       Annual Report 2006
2.       Annual Review 2006
3.       Notice of Annual General Meeting for 2007
4.       Proxy forms for the Annual General Meeting 2007

Copies of the above documents will shortly be available for inspection at the UK Listing Authority's Document Viewing
Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS


Copies of the Annual Report, Annual Review and Notice of Annual General Meeting are available on our website, www.investorrelations.barclays.com

The Annual Report 2006 includes notification that Naguib Kheraj will leave the Board of Barclays PLC and Barclays Bank PLC on 31 March 2007. He will be succeeded as Group Finance Director by Chris Lucas as previously announced on 17 October 2006.


The Notice of Annual General Meeting for 2007 includes a resolution to adopt new Articles of Association. Copies of the proposed new Articles of Association have been forwarded to the Financial Services Authority in accordance with Disclosure and Transparency Rule 6.1.2 and are available on our website, www.investorrelations.barclays.com

The Annual Report on Form 20-F for Barclays PLC and Barclays Bank PLC for the year ended 31 December 2006 will today be filed with the US Securities and Exchange Commission and will be available on our website, www.investorrelations.barclays.com

Barclays shareholders (including holders of Barclays American Depositary Receipts) can receive a printed copy of the complete audited financial statements for Barclays PLC and Barclays Bank PLC for the year ended
31 December 2006 free of charge upon request by calling + 44 121 415 7004.





26 March 2007